Term Sheet To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 195-A-I dated July 19, 2010	Term Sheet to Product Supplement No. 195-A-I Registration Statement No. 333-155535 Dated November 1, 2010; Rule 433

Structured Investments	$ Capped Daily Observation Knock-Out Notes Linked to the Common Stock of AMR Corporation due May 9, 2012

General

  The notes are designed for investors who seek to participate in the appreciation of the closing price of one share of the Reference Stock, up to the Maximum Return of at least 50%, at maturity and who anticipate that the closing price of one share of the Reference Stock will not be less than the Initial Share Price by more than 52.03% on any trading day during the Monitoring Period. Investors should be willing to forgo interest and dividend payments and, if the closing price of one share of the Reference Stock is less than the Initial Share Price by more than 52.03% on any trading day during the Monitoring Period, be willing to lose some or all of their principal. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing May 9, 2012†
  Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof
  The notes are expected to price on or about November 1, 2010 and are expected to settle on or about November 4 2010.

Key Terms

Reference Stock:	The common stock, par value $1.00 per share, of AMR Corporation (New York Stock Exchange symbol “AMR”). We refer to AMR Corporation as “AMR.”
Knock-Out Event:

A Knock-Out Event occurs if, on any trading day during the Monitoring Period, the closing price of one share of the Reference Stock is less than the Initial Share Price by more than the Knock-Out Buffer Amount.

Knock-Out Buffer Amount:	52.03%
Payment at Maturity:

If a Knock-Out Event has occurred, you will receive a cash payment at maturity that will reflect the performance of the Reference Stock, subject to the Maximum Return. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Share Return), subject to the Maximum Return
If a Knock-Out Event has occurred, you will lose some or all of your investment at maturity if the Final Share Price is less than the Initial Share Price.

If a Knock-Out Event has not occurred, you will receive a cash payment at maturity that will reflect the performance of the Reference Stock, subject to the Contingent Minimum Return and the Maximum Return. If a Knock-Out Event has not occurred, your payment at maturity per $1,000 principal amount note will equal $1,000 plus the product of (a) $1,000 and (b) the greater of (i) the Contingent Minimum Return and (ii) the Share Return, subject to the Maximum Return. For additional clarification, please see “What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Reference Stock?” in this term sheet.

Maximum Return:

At least 50%. The actual Maximum Return and the actual maximum payment at maturity will be set on the pricing date and will not be less than 50% and $1,500 per $1,000 principal amount note, respectively.

Contingent Minimum Return:	At least 14.00%. The actual Contingent Minimum Return will be determined on the pricing date and will not be less than 14.00%.
Monitoring Period:	The period from and excluding the pricing date to and including the Observation Date
Share Return:	Final Share Price – Initial Share Price Initial Share Price
Initial Share Price:	The closing price of one share of the Reference Stock on the pricing date
Final Share Price:	The closing price of one share of the Reference Stock on the Observation Date
Stock Adjustment Factor:

Set initially at 1.0 on the pricing date and subject to adjustment under certain circumstances. See “Description of Notes — Payment at Maturity” and “General Terms of Notes — Anti-Dilution Adjustments” in the accompanying product supplement no. 195-A-I for further information.

Observation Date:	May 4, 2012†
Maturity Date:	May 9, 2012†
CUSIP:	48124AW52
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 195-A-I

Investing in the Capped Daily Observation Knock-Out Notes involves a number of risks. See “Risk Factors” beginning on page PS-6 of the accompanying product supplement no. 195-A-I and “Selected Risk Considerations” beginning on page TS-3 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)

The price to the public includes the cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see “Use of Proceeds” beginning on page PS-16 of the accompanying product supplement no. 195-A-I.

(2)	Please see “Supplemental Plan of Distribution” in this term sheet for information about fees and commissions.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

November 1, 2010

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 195-A-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 195-A-I dated July 19, 2010. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 195-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 195-A-I dated July 19, 2010:
  http://www.sec.gov/Archives/edgar/data/19617/000089109210002900/e39431-424b2.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

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What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Reference Stock?

The following table illustrates the hypothetical total return at maturity on the notes. The “total return” as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an Initial Share Price of $8.00, a Contingent Minimum Return of 14.00% and a Maximum Return of 50% and reflect the Knock-Out Buffer Amount of 52.03%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

		Total Return

Final Share Price	Share Return	Knock-Out Event Has Not Occurred(1)	Knock-Out Event Has Occurred(2)

$15.2000	90.00%	50.00%	50.00%
$14.4000	80.00%	50.00%	50.00%
$13.6000	70.00%	50.00%	50.00%
$12.8000	60.00%	50.00%	50.00%
$12.0000	50.00%	50.00%	50.00%
$11.2000	40.00%	40.00%	40.00%
$10.4000	30.00%	30.00%	30.00%
$9.6000	20.00%	20.00%	20.00%
$9.2000	15.00%	15.00%	15.00%
$9.1200	14.00%	14.00%	14.00%
$8.8000	10.00%	14.00%	10.00%
$8.4000	5.00%	14.00%	5.00%
$8.2000	2.50%	14.00%	2.50%
$8.0800	1.00%	14.00%	1.00%
$8.0000	0.00%	14.00%	0.00%
$7.6000	-5.00%	14.00%	-5.00%
$7.2000	-10.00%	14.00%	-10.00%
$6.8000	-15.00%	14.00%	-15.00%
$5.6000	-30.00%	14.00%	-30.00%
$4.8000	-40.00%	14.00%	-40.00%
$3.8376	-52.03%	14.00%	-52.03%
$3.8368	-52.04%	N/A	-52.04%
$3.2000	-60.00%	NA	-60.00%
$2.4000	-70.00%	NA	-70.00%
$1.6000	-80.00%	NA	-80.00%
$0.8000	-90.00%	NA	-90.00%
$0.0000	-100.00%	NA	-100.00%

(1) The closing price of one share of the Reference Stock is not less than the Initial Share Price by more than 52.03% on any trading day during the Monitoring Period.
(2) The closing price of one share of the Reference Stock is less than the Initial Share Price by more than 52.03% on at least one trading day during the Monitoring Period.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: A Knock-Out Event has not occurred, and the closing price of one share of the Reference Stock increases from the Initial Share Price of $8.00 to a Final Share Price of $8.40. Because a Knock-Out Event has not occurred and the Share Return of 5% is less than the hypothetical Contingent Minimum Return of 14.00%, the investor receives a payment at maturity of $1,140 per $1,000 principal amount note.

Example 2: A Knock-Out Event has not occurred, and the closing price of one share of the Reference Stock decreases from the Initial Share Price of $8.00 to a Final Share Price of $7.60. Because a Knock-Out Event has not occurred and the Share Return of -5% is less than the hypothetical Contingent Minimum Return of 14.00%, the investor receives a payment at maturity of $1,140 per $1,000 principal amount note.

Example 3: A Knock-Out Event has not occurred, and the closing price of one share of the Reference Stock increases from the Initial Share Price of $8.00 to a Final Share Price of $9.60. Because a Knock-Out Event has not occurred and the Share Return of 20% is greater than the hypothetical Contingent Minimum Return of 14.00% but less than the hypothetical Maximum Return of 50%, the investor receives a payment at maturity of $1,200 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 20%) = $1,200

Example 4: A Knock-Out Event has occurred, and the closing price of one share of the Reference Stock decreases from the Initial Share Price of $8.00 to a Final Share Price of $7.20. Because a Knock-Out Event has occurred and the Share Return is -10%, the investor receives a payment at maturity of $900 per $1,000 principal amount note, calculated as follows:

JPMorgan Structured Investments — Capped Daily Observation Knock-Out Notes Linked to the Common Stock of AMR Corporation	TS-2

$1,000 + ($1,000 × -10%) = $900

Example 5: A Knock-Out Event has occurred, and the closing price of one share of the Reference Stock increases from the Initial Share Price of $8.00 to a Final Share Price of $9.20. Because a Knock-Out Event has occurred and the Share Return of 15% is less than the hypothetical Maximum Return of 50%, the investor receives a payment at maturity of $1,150 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 15%) = $1,150

Example 6: The closing price of one share of the Reference Stock increases from the Initial Share Price of $8.00 to a Final Share Price of $12.80. Because the Share Return of 60% is greater than the hypothetical Maximum Return of 50%, regardless of whether a Knock-Out Event has occurred, the investor receives a payment at maturity of $1,500 per $1,000 principal amount note, the hypothetical maximum payment on the notes.

Selected Purchase Considerations

  CAPPED APPRECIATION POTENTIAL — The notes provide the opportunity to participate in the appreciation of the Reference Stock, up to the Maximum Return of at least 50%, at maturity. If a Knock-Out Event has not occurred, in addition to the principal amount, you will receive at maturity at least the Contingent Minimum Return of not less than 14.00% on the notes, or a minimum payment at maturity of at least $1,140 for every $1,000 principal amount note. Even if a Knock-Out Event has occurred, if the Final Share Price is greater than the Initial Share Price, in addition to the principal amount, you will receive at maturity a return on the notes equal to the Share Return, subject to the Maximum Return of at least 50%. The maximum payment at maturity is at least $1,500 per $1,000 principal amount note, regardless of whether a Knock-Out Event has occurred. The actual Contingent Minimum Return and Maximum Return will be set on the pricing date and will not be less than 14.00% and 50%, respectively. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  RETURN LINKED TO A SINGLE REFERENCE STOCK — The return on the notes is linked to the performance of a single Reference Stock, which is the common stock of AMR. For additional information see “The Reference Stock” in this term sheet.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 195-A-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, it is reasonable to treat the notes as “open transactions” for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

  The discussion in the preceding paragraph, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Stock. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 195-A-I dated July 19, 2010.

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  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Reference Stock and will depend on whether a Knock-Out Event has occurred and whether, and the extent to which, the Share Return is positive or negative. If the closing price of one share of the Reference Stock is less than the Initial Share Price by more than the Knock-Out Buffer Amount of 52.03% on any trading day during the Monitoring Period, a Knock-Out Event has occurred, and the protection provided by the Knock-Out Buffer Amount of 52.03% will terminate. Under these circumstances, you could lose some or all of your principal.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN — If the Final Share Price is greater than the Initial Share Price, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Reference Stock, which may be significant. We refer to this predetermined percentage as the Maximum Return, which will be set on the pricing date and will not be less than 50%.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  We and/or our affiliates may also currently or from time to time engage in business with AMR, including extending loans to, or making equity investments in, AMR or providing advisory services to AMR. In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to AMR, and these reports may or may not recommend that investors buy or hold the Reference Stock. As a prospective purchaser of the notes, you should undertake an independent investigation of the Reference Stock issuer that in your judgment is appropriate to make an informed decision with respect to an investment in the notes.
  YOUR PROTECTION MAY TERMINATE ON ANY TRADING DAY DURING THE MONITORING PERIOD — If the closing price of one share of the Reference Stock on any trading day during the Monitoring Period is less than the Initial Share Price by more than the Knock-Out Buffer Amount of 52.03%, you will at maturity be fully exposed to any depreciation in the Reference Stock. We refer to this feature as a contingent buffer. Under these circumstances, if the Final Share Price is less than the Initial Share Price, you will lose 1% of the principal amount of your investment for every 1% that the Final Share Price is less than the Initial Share Price. You will be subject to this potential loss of principal even if the Reference Stock subsequently increases such that the closing price of one share of the Reference Stock is less than the Initial Share Price by not more than the Knock-Out Buffer Amount of 52.03%, or is equal to or greater than the Initial Share Price. If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes plus the Contingent Minimum Return at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.
  YOUR ABILITY TO RECEIVE THE CONTINGENT MINIMUM RETURN OF 14.00%* MAY TERMINATE ON ANY TRADING DAY DURING THE MONITORING PERIOD — If the closing price of one share of the Reference Stock on any trading day during the Monitoring Period is less than the Initial Share Price by more than the Knock-Out Buffer Amount of 52.03%, you will not be entitled to receive the Contingent Minimum Return of 14.00%* on the notes. Under these circumstances, you may lose some or all of your investment at maturity and will be fully exposed to any depreciation in the Reference Stock.
  * The actual Contingent Minimum Return on the notes will be set on the pricing date and will not be less than 14.00%.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, the price, if any, at which J.P. Morgan Securities LLC, which we refer to as JPMS, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

JPMorgan Structured Investments — Capped Daily Observation Knock-Out Notes Linked to the Common Stock of AMR Corporation	TS-4

  NO OWNERSHIP OR DIVIDEND RIGHTS IN THE REFERENCE STOCK — As a holder of the notes, you will not have any ownership interest or rights in the Reference Stock, such as voting rights or dividend payments. In addition, the issuer of the Reference Stock will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Reference Stock and the notes.
  NO AFFILIATION WITH THE REFERENCE STOCK ISSUER — We are not affiliated with the issuer of the Reference Stock. We assume no responsibility for the adequacy of the information about the Reference Stock issuer contained in this term sheet. You should undertake your own investigation into the Reference Stock and its issuer. We are not responsible for the Reference Stock issuer’s public disclosure of information, whether contained in SEC filings or otherwise.
  SINGLE STOCK RISK — The price of the Reference Stock can fall sharply due to factors specific to the Reference Stock and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions.
  NO INTEREST PAYMENTS — As a holder of the notes, you will not receive any interest payments.
  RISK OF KNOCK-OUT EVENT OCCURRING IS GREATER IF THE CLOSING PRICE OF THE REFERENCE STOCK IS VOLATILE — The likelihood that the closing price of one share of the Reference Stock will be less than the Initial Share Price by more than the Knock-Out Buffer Amount of 52.03% on any trading day during the Monitoring Period, thereby triggering a Knock-Out Event, will depend in large part on the volatility of the closing price of the Reference Stock — the frequency and magnitude of changes in the closing price of the Reference Stock.
  LACK OF LIQUIDITY— The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
  HEDGING AND TRADING IN THE REFERENCE STOCK — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the Reference Stock or instruments related to the Reference Stock. We or our affiliates may also trade in the Reference Stock or instruments related to the Reference Stock from time to time. Any of these hedging or trading activities as of the pricing date and during the term of the notes could adversely affect our payment to you at maturity.
  THE ANTI-DILUTION PROTECTION FOR THE REFERENCE STOCK IS LIMITED — The calculation agent will make adjustments to the Stock Adjustment Factor for certain corporate events affecting the Reference Stock. However, the calculation agent will not make an adjustment in response to all events that could affect the Reference Stock. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the closing price of one share of the Reference Stock on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility in the closing price of the Reference Stock;
    the time to maturity of the notes;
    whether a Knock-Out Event has occurred;
    the dividend rate on the Reference Stock;
    the occurrence of certain events affecting the issuer of the Reference Stock that may or may not require an adjustment to the Stock Adjustment Factor, including a merger or acquisition;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory and judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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The Reference Stock

Public Information

All information contained herein on the Reference Stock and on AMR is derived from publicly available sources and is provided for informational purposes only. According to its publicly available filings with the SEC, AMR operates almost entirely in the airline industry. AMR's principal subsidiary, American Airlines, Inc., provides scheduled jet service to approximately 160 destinations throughout North America, the Caribbean, Latin America, Europe and Asia. The common stock of AMR, par value $1.00 per share, is registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of AMR in the accompanying product supplement no. 195-A-I. Information provided to or filed with the SEC by AMR pursuant to the Exchange Act can be located by reference to SEC file number 001-08400, and can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete.

Historical Information Regarding the Reference Stock

The following graph sets forth the historical performance of the common stock of AMR based on the weekly closing prices of one share of the common stock of AMR from January 7, 2005 through October 29, 2010. The closing price of one share of the common stock of AMR on October 29, 2010 was $7.88. We obtained the closing prices below from Bloomberg Financial Markets, without independent verification. The closing prices may be adjusted by Bloomberg Financial Markets for corporate actions such as stock splits, public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Since its inception, the Reference Stock has experienced significant fluctuations. The historical performance of the Reference Stock should not be taken as an indication of future performance, and no assurance can be given as to the closing price of one share of the Reference Stock on any trading day during the Monitoring Period or the closing price of one share of the Reference Stock on the Observation Date. We cannot give you assurance that the performance of the Reference Stock will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that AMR will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the Reference Stock.

Supplemental Plan of Distribution

JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. In no event will that commission exceed $12.50 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-35 of the accompanying product supplement no. 195-A-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. In no event will the total amount of these fees exceed $12.50 per $1,000 principal amount note.

JPMorgan Structured Investments — Capped Daily Observation Knock-Out Notes Linked to the Common Stock of AMR Corporation	TS-6